UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Nur Macroprinters Ltd.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

M75165106
(CUSIP number)

Kanir Joint Investments (2005) Limited Partnership
c/o Adam M. Klein
Goldfarb, Levy, Eran, Meiri, Tzafrir & Co.
2 Weizmann Street
Tel Aviv 64239, Israel
Tel: +972-3-608-9839

(Name, address and telephone number of person
authorized to receive notices and communications)

February 28, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. M75165106
1	NAMES OF REPORTING PERSONS Kanir Joint Investments (2005) Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER 68,872,571*
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 68,872,571*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,872,572*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.7%*
14	TYPE OF REPORTING PERSON PN

___________________
* Excludes 5,958,994 Ordinary Shares to be purchased pursuant to the Agreements (as defined in Amendment No. 1) which have not yet been consummated; see Item 5 below. Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Fortissimo Capital Fund GP, L.P., Fortissimo Capital Fund (Israel) L.P., Fortissimo Capital Fund (Israel-DP), L.P. and Fortissimo Capital Fund, L.P. (together, the “Fortissimo Entities”) may, together with the Reporting Persons, be deemed to be members of a “Group” as such term is defined under the Exchange Act, and Kanir Joint Investments (2005) Limited Partnership (“Kanir LP”) may be deemed to beneficially own the 44,999,999 Ordinary Shares beneficially owned by the Fortissimo Entities (the “Fortissimo Entities Shares”) as reported in the Schedule 13D filed by the Fortissimo entities on November 10, 2005. The Reporting Persons disclaim beneficial ownership of the Fortissimo Entities’ Shares.

SCHEDULE 13D/A

CUSIP No. M75165106
1	NAMES OF REPORTING PERSONS Kanir Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER 68,872,571*
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 68,872,571*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,872,572*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.7%*
14	TYPE OF REPORTING PERSON CO
.
___________________
* Excludes 5,958,994 Ordinary Shares to be purchased pursuant to the Agreement (as defined in Amendment No. 1) which have not yet been consummated; see Item 5 below. Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Fortissimo Capital Fund GP, L.P., Fortissimo Capital Fund (Israel) L.P., Fortissimo Capital Fund (Israel-DP), L.P. and Fortissimo Capital Fund, L.P. (together, the “Fortissimo Entities”) may, together with the Reporting Persons, be deemed to be members of a “Group” as such term is defined under the Exchange Act, and Kanir Joint Investments (2005) Limited Partnership (“Kanir LP”) may be deemed to beneficially own the 44,999,999 Ordinary Shares beneficially owned by the Fortissimo Entities (the “Fortissimo Entities Shares”) as reported in the Schedule 13D filed by the Fortissimo entities on November 10, 2005. The Reporting Persons disclaim beneficial ownership of the Fortissimo Entities’ Shares, which are excluded from Item 11 above.

SCHEDULE 13D/A

CUSIP No. M75165106
1	NAMES OF REPORTING PERSONS Menahem Raphael
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER 68,872,571*
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 68,872,571*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,872,572*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.7%*
14	TYPE OF REPORTING PERSON IN
.
___________________
* Excludes 5,958,994 Ordinary Shares to be purchased pursuant to the Agreement (as defined in Amendment No. 1) which have not yet been consummated; see Item 5 below. Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Fortissimo Capital Fund GP, L.P., Fortissimo Capital Fund (Israel) L.P., Fortissimo Capital Fund (Israel-DP), L.P. and Fortissimo Capital Fund, L.P. (together, the “Fortissimo Entities”) may, together with the Reporting Persons, be deemed to be members of a “Group” as such term is defined under the Exchange Act, and Kanir Joint Investments (2005) Limited Partnership (“Kanir LP”) may be deemed to beneficially own the 44,999,999 Ordinary Shares beneficially owned by the Fortissimo Entities (the “Fortissimo Entities Shares”) as reported in the Schedule 13D filed by the Fortissimo entities on November 10, 2005. The Reporting Persons disclaim beneficial ownership of the Fortissimo Entities’ Shares, which are excluded from Item 11 above.

SCHEDULE 13D/A

CUSIP No. M75165106
1	NAMES OF REPORTING PERSONS Ran Fridrich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -
	8	SHARED VOTING POWER 68,872,571*
	9	SOLE DISPOSITIVE POWER -
	10	SHARED DISPOSITIVE POWER 68,872,571*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,872,572*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.7%*
14	TYPE OF REPORTING PERSON IN
.
_________________
* Excludes 5,958,994 Ordinary Shares to be purchased pursuant to the Agreement (as defined in Amendment No. 1) which have not yet been consummated; see Item 5 below. Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Fortissimo Capital Fund GP, L.P., Fortissimo Capital Fund (Israel) L.P., Fortissimo Capital Fund (Israel-DP), L.P. and Fortissimo Capital Fund, L.P. (together, the “Fortissimo Entities”) may, together with the Reporting Persons, be deemed to be members of a “Group” as such term is defined under the Exchange Act, and Kanir Joint Investments (2005) Limited Partnership (“Kanir LP”) may be deemed to beneficially own the 44,999,999 Ordinary Shares beneficially owned by the Fortissimo Entities (the “Fortissimo Entities Shares”) as reported in the Schedule 13D filed by the Fortissimo entities on November 10, 2005. The Reporting Persons disclaim beneficial ownership of the Fortissimo Entities’ Shares, which are excluded from Item 11 above.

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends the Schedule 13D originally filed by the Kanir LP and Kanir Ltd. on November 14, 2005 (the “Original Schedule 13D”), as amended by the Reporting Persons on February 21, 2008 (“Amendment No. 1”).

Item 4. Purposes of Transaction

Item 4 is hereby amended by adding the following:

Kanir LP is currently in an advanced stage of negotiations towards an agreement with Mr. Shlomo Nechama, the former Chairman of the Board of Bank Hapoalim B.M., pursuant to which Kanir LP and a private company wholly owned by Mr. Nechama would each own an equal number of Ordinary Shares and warrants to purchase Ordinary Shares and would each agree, among other things, to recommend the appointment of half of the members of the Board of Directors of the Issuer. In addition, Kanir LP and Mr. Nechama are currently in an advanced stage of negotiations with the Fortissimo Entities to purchase the Ordinary Shares and warrants to purchase Ordinary Shares held by the Fortissimo Entities. The Reporting Entities cannot assure that such agreements will be reached. If such agreements are reached, the Reporting Persons will disclose the terms thereof in a further amendment to this Schedule 13D.

Item 5. Interest in the Securities of the Issuer

Item 5 is amended and restated as follows:

(a), (b) See the responses to Items 7 through 11 and 13 of the cover pages to this Schedule 13D.

The ownership percentages set forth in this Amendment are based on 72,710,505 Ordinary Shares outstanding as of December 28, 2007, as reported by the Issuer in a Form 6-K filed on January 3, 2008.

On February 28, 2008 and March 7, 2008, the transactions contemplated by the Raphael-Wittenstein Agreement (which was reported in Amendment No. 1) were consummated, and Mr. Raphael immediately transferred the securities he purchased in that transaction to Kanir LP at the same price. This increased Kanir LP’s direct beneficial ownership by 1,533,711 Ordinary Shares (including warrants to purchase 403,846 Ordinary Shares). Accordingly, Kanir LP currently holds 13,389,148 Ordinary Shares and warrants to purchase 10,483,424 Ordinary Shares, which constitutes approximately 28.7% of the outstanding Ordinary Shares (assuming the exercise of all warrants held by Kanir LP). Kanir Ltd. in its capacity as the general partner of Kanir LP has the voting and dispositive power over the Ordinary Shares directly beneficially owned by Kanir LP. As a result, Kanir Ltd. may be deemed to indirectly beneficially own the Ordinary Shares beneficially owned by Kanir LP. Messrs. Raphael and Fridrich are the sole general partners and directors of Kanir Ltd. As a result, they may be deemed to indirectly beneficially own the Ordinary Shares beneficially owned by Kanir LP. Messrs. Raphael and Fridrich disclaim beneficial ownership of such Ordinary Shares.

By virtue of the agreements and relationships described in the Original Schedule 13D, the Reporting Persons may be deemed to be a member of a group with the Fortissimo Entities. Kanir LP, together with the Fortissimo Entities, may be deemed to beneficially own approximately 67.2% of the outstanding Ordinary Shares (assuming the exercise of all warrants held by them). The Reporting Persons disclaim beneficial ownership of the Ordinary Shares beneficially owned by the Fortissimo Entities.

Upon the consummation of the transactions contemplated by the other Agreements described in Amendment No. 1, Kanir LP will become the direct beneficial owner of an additional 5,958,994 Ordinary Shares, constituting 8.2% of the outstanding Ordinary Shares.

(c) Except as described herein or in Amendment No. 1, no transactions in the Ordinary Shares were effected by the reporting Person during the 60 days prior to the date of this Amendment.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 11, 2008

KANIR JOINT INVESTMENTS (2005) LIMITED PARTNERSHIP

By: KANIR INVESTMENTS LTD., its General Partner

By: /s/ Menahem Raphael
Name: Menahem Raphael
Title: Director

By: /s/ Ran Fridrich
Name: Ran Fridrich
Title: Director

KANIR INVESTMENTS LTD.

By: /s/ Menahem Raphael
Name: Menahem Raphael
Title: Director

By: /s/ Ran Fridrich
Name: Ran Fridrich
Title: Director

/s/ Menahem Raphael
Menahem Raphael

/s/ Ran Fridrich
Ran Fridrich